Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-196437 and 333-198986

Free Writing Prospectus dated November 7, 2014

Fantex, Inc.

On November 3, 2014, a media publication, attached hereto as Annex A, was released by Cincinnati Business Courier (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”). The Article references the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) and the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery” and, together with Fantex Series Arian Foster, Fantex Series Vernon Davis, Fantex Series EJ Manuel and Fantex Series Mohamed Sanu, the “Tracking Stocks”) of the Company (the “Arian Foster Offering,” “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering” and the “Alshon Jeffery Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256, 333-196437 and 333-198986 respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement” and the “Alshon Jeffery Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, and the EJ Manuel Offering was completed on July 21, 2014.  The Article references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.  However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication.  The publisher of the Article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represent the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article is titled “EXCLUSIVE: Investors paid this much for Bengals’ Sanu stock” and refers to “[t]he initial public offering of stock in Sanu.”  The Article asks “what’s the deal with an IPO of an NFL player,” mentions that “Sanu is the third player to get the IPO treatment” and refers to “taking orders for Sanu stock.”  The Article states that Fantex “started selling share in the future income of NFL players earlier this year” and that the Company “sold stock in San Francisco 49ers tight end Vernon Davis … and Buffalo Bills quarterback EJ Manuel.”  The Article also refers to “Sanu’s stock,” “Vernon Davis investors,” “the other athletes’ stocks,” “Davis’ stock,” “Manuel, whose stock,” “his (Manuel’s) stock” and “both players’ stock.”  The Company clarifies that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract” and, together with the Vernon Davis Brand Contract, EJ Manuel Brand Contract and the Mohamed Sanu Brand Contract, the “Brand Contracts”).

•                  The Article mentions that “[t]he initial public offering of stock in Sanu wrapped up by raising $1.6 million” and that “Fantex started taking orders for Sanu stock in August and finished the stock offering Thursday, closing the time period for investors to put in orders.”  The Article also refers to selling “stock in San Francisco 49ers tight end Vernon Davis, who raised $4.2 million, and Buffalo Bills quarterback EJ Manuel, who raised $5.2 million.”  The Company clarifies that on November 3, 2014, the Company completed the Mohamed Sanu Offering of 164,300 shares of Fantex Series Mohamed Sanu, raising gross proceeds of approximately $1.64 million.  On July 21, 2014, the Company completed the EJ Manuel Offering of 523,700 shares of Fantex Series EJ Manuel, raising gross proceeds of approximately $5.24 million.  On April 28, 2014, the Company completed the Vernon Davis Offering of 421,100 shares of Fantex Series Vernon Davis, raising gross proceeds of $4.21 million.

•                  The Article states that “[t]he offering was open on Fantex’s website to anyone who opened a Fantex account and was willing to put up the $10 minimum investment for a share of Sanu.”  The Company clarifies that its objective is to ensure that only investors for whom an investment in the Fantex Series Mohamed Sanu is suitable may participate in the Mohamed Sanu Offering.  Upon review of the information that a potential investor provides in the account opening questionnaire, Fantex Brokerage Services, LLC (“FBS”), an affiliated broker-dealer of the Company and a registered alternative trading system, determines in its sole discretion whether the potential investor meets the criteria for investing in the Fantex Series Mohamed Sanu.  If FBS determines that the potential investor is eligible to participate in the offering, then the potential investor’s brokerage account is opened and instructions are provided on how to make a reservation and fund the account.  Additionally, an investment in Fantex Series Mohamed Sanu is subject to certain maximum investment limits, some of which are based on financial suitability.  Moreover, certain states may impose more restrictive suitability and/or other investment limitations, and an individual will be required to represent and warrant in his or her FBS account agreement that he or she meets the applicable state financial suitability and other investment standards before investing in any series of common stock issued by our company, including Fantex Series Mohamed Sanu.  For more information, please see the section titled “Underwriting (Conflicts of Interest)” in the Mohamed Sanu Registration Statement.

•                  The Article states that “[s]hareholders buy into a player’s future earnings potential….The shares trade just the way a stock does, so they can move up or down in value as the player’s prospects fluctuate.  And shareholders also get a cut of the player’s post-playing career income related to sports.”  The Article also states that “[t]he player gives up 10 percent of his future income for a one-time lump sum payment of the amount raised.”  The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery (each a “Contract Party,” and together, the “Contract Parties”).  Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.  The Company further clarifies that the market price for a Tracking Stock may not reflect the performance of the associated Brand Contract or Contract Party since an investment in a Tracking Stock is an investment in the Company.  Holders of a Tracking Stock will be common stockholders of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of its Tracking Stocks, assets and liabilities.  As a result, the market price of a Tracking Stock may reflect the performance of the Company as a whole or may more independently reflect the performance of some or all of the assets attributed to the associated brand.

•                  The Article states that, when referring to the on-time lump sum payment paid to a Contract Party, “[i]n Sanu’s case, that’s $1.6 million. He’ll receive that in the next day or two, French said.”  The Company clarifies that on November 3, 2014, as consideration for the acquired interest in brand income (“ABI”) under the Mohamed Sanu Brand Contract, the Company paid Mohamed Sanu approximately $1.56 million (less $78,000 to be held in escrow until six months of consecutive payments due under the Mohamed Sanu Brand Contract have been timely delivered to the Company) less ABI due to the Company under the Mohamed Sanu Brand Contract for the period between May 14, 2014 and November 3, 2014.

•                  The Article states that “Chicago Bears wide receiver Alshon Jeffrey and Houston Texans running back Arian Foster also have upcoming stock offerings through Fantex.”  The Company clarifies that it entered into a brand contract with Arian Foster, a professional athlete in the NFL. Reference is made to the Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract”). On November 12, 2013, after confirming reports that Arian Foster would undergo season-ending back surgery, the Company announced that it was postponing the Arian Foster Offering. Although Arian Foster has recently returned to the playing field, the Company intends to monitor Arian Foster’s on field performance and health and intends to continue with the offering of Fantex Series Arian Foster at an appropriate time in the future. The Company cannot guarantee that the Arian Foster Offering will be consummated or that the Arian Foster Offering will be resumed upon the same terms prior to postponement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s and Alshon Jeffery’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hopes,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated November 3, 2014

EXCLUSIVE: Investors paid this much for Bengals’ Sanu stock

By Steve Watkins | November 3, 2014 1:51 PM EST

It was a good weekend for Cincinnati Bengals wide receiver Mohamed Sanu, both on the field and in his bank account.

The initial public offering of stock in Sanu wrapped up by raising $1.6 million and Sanu scored a touchdown in the Bengals 33-23 victory over the Jacksonville Jaguars.

Most fans understand the touchdown, but what’s the deal with an IPO of an NFL player?

Fantex, a San Francisco-based company that helps pro athletes develop their personal brands, started selling shares in the future income of NFL players earlier this year. It’s already sold stock in San Francisco 49ers tight end Vernon Davis, who raised $4.2 million, and Buffalo Bills quarterback EJ Manuel, who raised $5.2 million.

Sanu is the third player to get the IPO treatment. Fantex started taking orders for Sanu stock in August and finished the stock offering Thursday, closing the time period for investors to put in orders. It finalized those orders over the weekend. The offering was open on Fantex’s website to anyone who opened a Fantex account and was willing to put up the $10 minimum investment for a share of Sanu.

IPO investors bought anywhere from a single share to the maximum of $82,000 worth of stock, or 5 percent of the offering, French said. Investors come from across the country and are concentrated in big metro areas.

Sanu’s stock started trading on Monday morning on the Fantex Market. The offering price was $10 a share, and that’s the listed trading price. No shares had traded yet as of midday Monday. You can find details about the stock at Fantex’s website.

“This is the first one to take place during the season,” Fantex CEO Buck French told me in a phone interview on Monday. “It’ll be fascinating to see the secondary market side. Mo has been having a great campaign thus far, knock on wood.”

Sanu caught a 19-yard touchdown pass on Sunday from Bengals quarterback Andy Dalton, one of four balls Sanu caught for 95 yards in the Bengals win. He leads the Bengals this season with 39 receptions for 628 yards and four touchdowns. The 25-year-old, third-year receiver ranks 14th in the NFL in receiving yards and has already set a career high in that category. He’s just eight receptions shy of his top season of 47 catches.

He began the year as the Bengals’ third receiver, but star A.J. Green has been hurt on and off, and the other original starter, Marvin Jones, suffered foot and ankle injuries and is out for the year. Sanu jumped to the forefront and took advantage of the opportunity.

“We signed him to a contract in May, when he was deeper on the depth chart,” French said. “He has done everything you’d want.”

Sanu can’t talk publicly about the deal until 40 days from now, French said, because of Securities and Exchange Commission rules.

Shareholders buy into a player’s future earnings potential. Fantex already paid a dividend of 70 cents per share to Vernon Davis investors. The shares trade just the way a stock does, so they can move up or down in value as the player’s prospects fluctuate. And shareholders also get a cut of the player’s post-playing career income related to sports. That could include broadcasting and endorsements.

The player gives up 10 percent of his future income for a one-time lump sum payment of the amount raised. In Sanu’s case, that’s $1.6 million. He’ll receive that in the next day or two, French said.

Players view it as a hedge against possible loss of future income, sort of like an insurance policy. But they also benefit from Fantex’s focus on helping the player build a personal brand that will pay off in the future. Chicago Bears wide receiver Alshon Jeffrey and Houston Texans running back Arian Foster also have upcoming stock offerings through Fantex.

So far, the other athletes’ stocks haven’t fared so well. Davis’ stock, issued in late April, has fallen to $7.50. Manuel, whose stock came out in August, has seen his shares plunge to $4.30. He was benched in late September and his stock dropped from $8 to $5 that day. Trading has been very light, with both players’ stocks averaging about 50 shares traded a day.

Sanu appears to have a better story to sell. The market will decide.

Watkins covers banking and finance, insurance and sports business

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